BRANDS SHOPPING NETWORK, INC.
                               13431 BEACH AVENUE
                        MARINA DEL REY, CALIFORNIA 90292

                                 January 5, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

      RE:   Brands Shopping Network, Inc.
            Information Statement filed on Schedule 14C
            File No. 0-32473
            Originally Filed on September 14, 2004

Commissioners:

      In accordance with the staff's request in its comment letter relating to the above-referenced filing (together with any amendments thereto and the Definitive Information Statement to be filed in the future, the "Filings"), Brands Shopping Network, Inc. (the "Company") hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

      o staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Very truly yours,

                                      Brands Shopping Network, Inc.

                                      By: /s/ Ian Valentine
                                          -------------------------------------
                                          Ian Valentine, Chief Executive Officer